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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                         (Amendment No. )*


                                Frontline Ltd.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                 Ordinary Shares, par value $2.50 per shares
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  G3682E127
--------------------------------------------------------------------------------
                                (CUSIP Number)


                              December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [_] Rule 13d-1(c)

          [X] Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   G3682E127
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Grosvenor Holding Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                             (a) [_]
                                                             (b) [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     -0-

6.   SHARED VOTING POWER

     35,079,053

7.   SOLE DISPOSITIVE POWER

     -0-

8.   SHARED DISPOSITIVE POWER

     35,079,053

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,079,053

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                 [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     45.86%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

------------------------------------------------------------------------------

CUSIP No.   G3682E127
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Greenwich Holding Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                             (a) [_]
                                                             (b) [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     -0-

6.   SHARED VOTING POWER

     35,079,053

7.   SOLE DISPOSITIVE POWER

     -0-

8.   SHARED DISPOSITIVE POWER

     35,079,053

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,079,053

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                 [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     45.86%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

--------------------------------------------------------------------------------

CUSIP No.   G3682E127
            ---------------------

1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hemen Holding Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                             (a) [_]
                                                             (b) [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     -0-

6.   SHARED VOTING POWER

     35,079,053

7.   SOLE DISPOSITIVE POWER

     -0-

8.   SHARED DISPOSITIVE POWER

     35,079,053

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,079,053

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                 [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     45.86%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

------------------------------------------------------------------------------

CUSIP No.   G3682E127
            ---------------------


Item 1(a). Name of Issuer:

           Frontline Ltd.
           --------------------------------------------------------------------

      (b). Address of Issuer's Principal Executive Offices:

           Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08 Bermuda
           --------------------------------------------------------------------

Item 2(a). Name of Persons Filing:

           Grosvenor Holding Ltd.;
           Greenwich Holding Ltd.; and
           Hemen Holding Limited
           --------------------------------------------------------------------

      (b). Address of Principal Business Office, or if None, Residence:

           The  principal business office for each of the persons filing is:

           c/o Seatankers Management Co. Ltd.
           PO Box 53562
           CY-3399 Limassol
           Cyprus
           --------------------------------------------------------------------

      (c). Citizenship:

           (1) The citizenship of Grosvenor Holding Ltd. is Liberia; and
           (2) The citizenship of Greenwich Holding Ltd. and Hemen Holding Limited is Cyprus.
           --------------------------------------------------------------------

      (d). Title of Class of Securities:

           Ordinary Shares, par value $2.50 per share
            --------------------------------------------------------------------

      (e). CUSIP Number:

           G3682E127
           --------------------------------------------------------------------


Item 3. If this Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [_] An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_] Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   Amount beneficially owned:

     Hemen Holding Limited is the record holder of 35,079,053 shares of Frontline Ltd.'s common shares. Greenwich Holding Ltd. owns 100% of the issued and outstanding shares of Hemen Holding Limited, and Greenwich Holding Ltd. is in turn 100% owned by Grosvenor Holding Ltd. Grosvenor Holding Ltd. is indirectly controlled by Mr. John Fredriksen, who is the Chairman of Frontline Ltd.

     ----------------------------------------------------------------------

     (b)   Percent of class:

           45.86%
          ----------------------------------------------------------------------

     (c)   Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote
                                                                -0-
                                                              ----------------,


          (ii) Shared power to vote or to direct the vote
                                                              35,079,053
                                                             ----------------,

          (iii) Sole power to dispose or to direct the
                disposition of                                  -0-
                                                             ----------------,

          (iv) Shared power to dispose or to direct the
                disposition of                                35,079,053
                                                             ----------------

Item 5.    Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

     Instruction: Dissolution of a group requires a response to this item.

     Not  Applicable
     --------------------------------------------------------------------------

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


     Not Applicable
     --------------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.


     Not Applicable
     --------------------------------------------------------------------------

Item 8.    Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.


     Not Applicable
     --------------------------------------------------------------------------

Item 9.    Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


     Not Applicable
     --------------------------------------------------------------------------

Item 10.  Certification.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated April 8, 2003                             GROSVENOR HOLDING LTD.

                                                /s/ Costas Saveriades
                                                -----------------------

                                                Costas Saveriades
                                                Director


Dated April 8, 2003                             GREENWICH HOLDING LTD.

                                                /s/ Costas Saveriades
                                                -----------------------

                                                Costas Saveriades
                                                Director


Dated April 8, 2003                             HEMEN HOLDING LIMITED

                                                /s/ Constantinos K. Saveriades
                                                -----------------------------

                                                Constantinos K. Saveriades
                                                Director



02089.0009 #393678